Exhibit 99.1

Repsol Oil & Gas Canada Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31,	December 31,
(millions of US$)	2017	2016
		(Restated - note 2)

Assets
Current
Cash and cash equivalents	44	52
Accounts receivable	374	412
Income and other taxes receivable	35	31
Amount due from related party (note 11)	586	569
Inventories	86	78
Prepaid expenses	15	17
	1,140	1,159
Other assets (note 7)	185	185
Investments (note 6)	370	353
Goodwill	257	257
Property, plant and equipment (note 8)	6,734	6,933
Exploration and evaluation assets (note 8)	1,556	1,537
Long-term income tax receivable	13	19
Deferred tax assets	1,394	1,315
	10,509	10,599
Total assets	11,649	11,758

Liabilities
Current
Bank indebtedness	9	5
Accounts payable and accrued liabilities	709	835
Obligation to fund equity investee (note 6)	77	143
Income and other taxes payable	68	79
Loans from joint ventures (note 6)	39	10
Current portion of long-term debt (note 11)	312	308
	1,214	1,380
Decommissioning liabilities (note 9)	1,045	1,050
Other long-term obligations (note 12)	299	291
Loans from related parties (note 11)	1,790	1,756
Obligation to fund equity investee (note 6)	538	485
Long-term debt (note 11)	1,086	1,085
Deferred tax liabilities	340	372
	5,098	5,039

Contingencies and commitments (note 15)

Shareholder’s equity
Common shares (note 13)	3,501	3,501
Contributed surplus	86	86
Retained earnings	883	878
Accumulated other comprehensive income	700	700
Total shareholder’s equity	5,170	5,165
Non-controlling interest (note 5)	167	174
	5,337	5,339
Total liabilities and shareholder’s equity	11,649	11,758

See accompanying notes.

Repsol Oil & Gas Canada Inc.

Condensed Consolidated Statements of Loss

(Unaudited)

	Three months ended March 31,
(millions of US$)	2017	2016

Revenue
Sales	541	404
Other income (note 16)	17	47
Income from joint ventures, after tax (note 6)	10	18
Total revenue and other income	568	469

Expenses
Operating	150	182
Transportation	32	42
General and administrative	54	63
Depreciation, depletion and amortization	322	314
Dry hole	(4)	12
Exploration	13	29
Finance costs (note 10)	45	54
Gain on disposals	(7)	—
Other, net (note 17)	9	23
Total expenses	614	719
Loss before taxes	(46)	(250)
Income taxes (note 18)
Current income tax	64	40
Deferred income tax recovery	(110)	(145)
	(46)	(105)
Net loss	—	(145)

Net income (loss) attributable to:
Shareholder	7	(145)
Non-controlling interest (note 5)	(7)	—
	—	(145)

Per common share (US$):
Basic and diluted net loss	—	(0.08)
Weighted average number of common shares outstanding (millions)
Basic and diluted	1,834	1,830

See accompanying notes.

Repsol Oil & Gas Canada Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended March 31,
(millions of US$)	2017	2016

Net loss	—	(145)

Items not to be reclassified to net income or loss in subsequent periods:
Remeasurements relating to pension and other post-employment benefit plans[1]	—	(2)
Share of remeasurements relating to pension and other post-employment benefit plans from joint ventures[2] (note 6)	(2)	(9)
Other comprehensive loss	(2)	(11)
Comprehensive loss	(2)	(156)

Comprehensive income (loss) attributable to:
Shareholder	5	(156)
Non-controlling interest (note 5)	(7)	—
	(2)	(156)

(1)  Net of tax of $nil (2016 - $1 million).

(2)  Net of tax of $nil (2016 - $nil).

See accompanying notes.

Repsol Oil & Gas Canada Inc.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

	Three months ended March 31,
(millions of US$)	2017	2016

Common shares (note 13)
Balance at beginning and end of period	3,501	3,492

Contributed surplus
Balance at beginning and end of period	86	86

Retained earnings
Balance at beginning of period	878	1,271
Net income (loss) attributable to shareholder	7	(145)
Remeasurements of employee benefit plans transferred to retained earnings	—	(2)
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	(2)	(9)
Balance at end of period	883	1,115

Accumulated other comprehensive income
Balance at beginning of period	700	700
Other comprehensive loss	(2)	(11)
Remeasurements of employee benefit plans transferred to retained earnings	—	2
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	2	9
Balance at end of period	700	700

Non-controlling interest (note 5)
Balance at beginning of period	174	—
Loss attributable to non-controlling interest	(7)	—
Balance at end of period	167	—

See accompanying notes.

Repsol Oil & Gas Canada Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(millions of US$)	2017	2016

Operating activities
Net income (loss) attributable to shareholder	7	(145)
Add: Finance costs (cash and non-cash) (note 10)	45	54
Dividends received	4	—
Items not involving cash (note 19)	191	134
	247	43
Changes in non-cash working capital	(26)	94
Cash provided by operating activities	221	137

Investing activities
Capital expenditures
Exploration, development and other	(147)	(164)
Proceeds of resource property dispositions	2	—
Investments	—	(2)
Investment in joint venture (note 6)	(23)	(59)
Changes in non-cash working capital	(96)	(96)
Cash used in investing activities	(264)	(321)

Financing activities
Long-term debt repaid (note 11)	—	(748)
Loans from joint ventures, net of repayments (note 6)	29	15
Loans from related parties (note 11)	34	609
Amount due from related parties (note 11)	(17)	334
Finance costs (note 10)	(33)	(44)
Deferred credits and other	6	(5)
Changes in non-cash working capital	12	2
Cash provided by financing activities	31	163
Effect of translation on foreign currency cash and cash equivalents	—	(1)
Net decrease in cash and cash equivalents	(12)	(22)
Cash and cash equivalents net of bank indebtedness, beginning of period	47	91
Cash and cash equivalents net of bank indebtedness, end of period	35	69

Cash and cash equivalents	44	77
Bank indebtedness	(9)	(8)
Cash and cash equivalents net of bank indebtedness, end of period	35	69

See accompanying notes.

Repsol Oil & Gas Canada Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Repsol Oil & Gas Canada Inc (“ROGCI” or “the Company”) is a company incorporated under the Canada Business Corporations Act and domiciled in Alberta, Canada. The Company’s common shares are wholly owned by a subsidiary of its ultimate parent Repsol S.A (“Repsol”). Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2017 were approved by the Audit Committee on May 11, 2017.

2. RESTATEMENT OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016

ROGCI has restated its Consolidated Balance Sheet as at December 31, 2016, and its Consolidated Statement of Loss, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Changes in Shareholder’s Equity, and Consolidated Statement of Cash Flow for the year ended December 31, 2016.

On December 31, 2016, Repsol E&P USA Holdings Inc., a wholly owned subsidiary of ROGCI, sold 20% of its interest in Repsol Oil & Gas USA LLC. (“ROGUSA”) to Repsol USA Holdings Corporation (“RUSA”), a subsidiary of the Company’s ultimate parent, Repsol S.A. (note 5). During the first quarter of 2017, management determined that the accounting for this transaction should be adjusted. The adjustments impact shareholder’s equity, net loss, non-controlling interest, and deferred tax assets, as described below:

•                  The tax effect of the disposal was charged to the income tax expense in the Consolidated Statement of Loss and should have been recorded through equity;

•                  The deferred tax asset was not adjusted according to the new ownership interest in ROGUSA (80%) which is a flow through entity for tax purposes; and

•                  The non-controlling interest was recorded at the fair value of the consideration received and not the non-controlling interest holder’s share of the carrying value of the net assets disposed of, and the difference between fair value and carrying value should have been recorded to equity.

The net impact to the Company’s financial position is an increase in the deferred tax assets and a reclassification within the shareholder’s equity and non-controlling interest. The adjustments do not impact the Company’s reported cash flows.

Therefore, the restatement impacts the following accounts: deferred tax assets; non-controlling interest; retained earnings; and deferred tax recovery. Refer to note 2 to the 2016 Restated Consolidated Financial Statements for full reconciliations. A reconciliation of the 2016 abbreviated Restated Consolidated Balance Sheet is as follows:

Reconciliation of Abbreviated Consolidated Balance Sheet at December 31, 2016

December 31, 2016 (millions of $)	December 31, 2016 Previously Reported	Adjustments	December 31, 2016 Restated

Assets
Current	1,159	—	1,159
Non-current excluding deferred tax assets	9,284	—	9,284
Deferred tax assets	1,195	120	1,315
Total assets	11,638	120	11,758

Liabilities
Current	1,380	—	1,380
Non-current	5,039	—	5,039

Shareholder’s equity
Common shares	3,501	—	3,501
Contributed surplus	86	—	86
Retained earnings	490	388	878
Accumulated other comprehensive income	700	—	700
Total shareholder’s equity	4,777	388	5,165
Non-controlling interest	442	(268)	174
	5,219	120	5,339
Total liabilities and shareholder’s equity	11,638	120	11,758

3. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Restated Consolidated Financial Statements as at and for the year ended December 31, 2016 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Loss.

Certain prior period amounts have been reclassified to conform to the current presentation.

4. SIGNIFICANT ACCOUNTING POLICIES

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited Restated Consolidated Financial Statements as at and for the year ended December 31, 2016, except for the adoption of amendments to IAS 7 Statement of Cash Flows and amendments to IAS 12 Income Taxes, as disclosed in note 4 of the 2016 Restated Consolidated Financial Statements. The adoption of these two new amendments has no significant impact on the Company’s financial statements.

5. DISPOSALS

On December 31, 2016, Repsol E&P Holdings Inc., sold 20% of its interest in ROGUSA to RUSA. The preliminary purchase price of $502 million supported by a preliminary evaluation by an independent third party valuator, was settled in exchange for a note receivable from RUSA and was included in the amount due from related party. Subsequently, based upon the Company’s internal evaluations of the purchase price, supported by the assessment of the external valuator, the Company reduced the purchase price to $442 million. The $60 million adjustment was recorded as a payable to RUSA at December 31, 2016. In April 2017, the purchase price was confirmed and finalized, and the note receivable from RUSA was amended to $442 million.

No gain or loss was recognized on this transaction through the Restated Consolidated Statement of Loss. The after-tax amount of $160 million representing the difference between the fair value of the consideration received and the non-controlling interest holder’s share of the carrying amount of the interest sold was recognized through equity. ROGCI will continue to consolidate 100% of ROGUSA’s results with an offsetting amount representing the 20% non-controlling interest.

During the three month period ended March 31, 2017, the net loss attributable to the 20% non-controlling interest was $7 million.

6. INVESTMENTS

	March 31, 2017	December 31, 2016
Investments in Joint Ventures
Equity investment in Equion Energía Limited (“Equion”)	251	233
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Oleoducto de Colombia, S.A. (“ODC”)	41	41
Other	44	45
	119	120
	370	353

	March 31, 2017	December 31, 2016
Obligation to Fund Equity Investee[1]
Equity investment in Repsol Sinopec Resources UK Limited (“RSRUK”)	(615)	(628)

(1)         The Company’s planned equity funding for the next 12 months is $77 million net.  The remaining $538 million is classified as a long-term obligation.

Investments in Joint Ventures

Equion Joint Venture

The Company has a 49% interest in the ownership and voting rights of Equion and is one of two shareholders in this corporate joint venture.  The movement in the investment in Equion joint venture during the period is as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	233	318
Share of comprehensive income	18	62
Dividend declared by Equion	—	(156)
Impairment reversal	—	9
Balance, end of period	251	233

RSRUK Joint Venture

The Company has a 51% interest in the ownership and voting rights of RSRUK and is one of two shareholders in the corporate joint venture. The movement in the investment in the RSRUK joint venture during the period is as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	(628)	(627)
Investment in RSRUK	23	303
Share of comprehensive loss	(10)	(304)
Balance, end of period	(615)	(628)

Summarized Financial Information of Joint Ventures

The summarized financial information presented below represents the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate, reconciled to the carrying amount of the Company’s interests in joint ventures, which are accounted for using the equity method. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of RSRUK have been adjusted with respect to asset impairments, provisions, and depreciation, depletion, and amortization.

	March 31, 2017			December 31, 2016
Summarized Balance Sheets	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash and cash equivalents	40	69	109	5	100	105
Current assets	258	132	390	298	104	402
Loans receivable from shareholders	—	80	80	—	20	20
Non-current assets	3,834	525	4,359	3,811	550	4,361
Total assets	4,132	806	4,938	4,114	774	4,888
Current liabilities	563	143	706	619	134	753
Decommissioning liabilities	4,854	10	4,864	4,804	10	4,814
Non-current liabilities	71	123	194	74	137	211
Total liabilities	5,488	276	5,764	5,497	281	5,778
Net assets (liabilities)	(1,356)	530	(826)	(1,383)	493	(890)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net assets (liabilities)	(692)	260	(432)	(705)	242	(463)
Goodwill	77	162	239	77	162	239
	(615)	422	(193)	(628)	404	(224)
Accumulated impairment on investment	—	(171)	(171)	—	(171)	(171)
ROGCI’s investment (obligation to fund)	(615)	251	(364)	(628)	233	(395)

(1)   Balances represent respective entity’s 100% share.

Summarized Statements of Income	Three months ended March 31, 2017			Three months ended March 31, 2016
(Loss)	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Revenue	243	115	358	155	90	245
Expenses
Operating	176	10	186	181	11	192
Transportation	4	8	12	6	11	17
General and administrative	3	—	3	(22)	—	(22)
Depreciation, depletion and amortization	44	49	93	75	67	142
Exploration expense	1	—	1	2	—	2
Finance costs	61	—	61	53	—	53
Impairment	2	—	2	4	—	4
Other	(3)	4	1	(7)	8	1
Income (loss) before tax	(45)	44	(1)	(137)	(7)	(144)
Current income tax expense (recovery)	(4)	29	25	(26)	10	(16)
Deferred income tax recovery	(26)	(22)	(48)	(150)	(13)	(163)
Net income (loss)	(15)	37	22	39	(4)	35
Other comprehensive loss	(3)	—	(3)	(17)	—	(17)
Comprehensive income (loss)	(18)	37	19	22	(4)	18

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net income (loss)	(8)	18	10	20	(2)	18
ROGCI’s share of other comprehensive loss	(2)	—	(2)	(9)	—	(9)
ROGCI’s share of comprehensive income (loss)	(10)	18	8	11	(2)	9

(1)   Balances represent respective entity’s 100% share.

RSRUK Joint Venture

As at March 31, 2017, the investment balance in the RSRUK joint venture was negative $615 million. Based on anticipated funding requirements in the following twelve months, the Company has recorded $77 million as a current obligation. The obligation to fund RSRUK, in proportion to its shareholding, arises from the Company’s practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

On July 1, 2015, to fund capital, decommissioning and operating expenditures of RSRUK, the shareholders of RSRUK provided an equity funding facility of $1.7 billion, of which the Company is committed to $867 million with a maturity date of December 31, 2017. During the three month period ended March 31, 2017, the shareholders of RSRUK agreed to subscribe for common shares of RSRUK in the amount of $45 million under this facility, of which the Company’s share was $23 million.

The shareholders of RSRUK have provided an unsecured loan facility totaling $2.4 billion to RSRUK, of which the Company is committed to $1.2 billion, for the purpose of funding capital expenditures of RSRUK. There was no loan balance outstanding as at March 31, 2017. The remaining borrowing capacity under this facility was $742 million ($378 million net to the Company’s share).

In addition, the Company, in proportion to its shareholding, has a guarantee to fund RSRUK’s decommissioning and pension obligation when necessary. RSRUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 14.

Equion Joint Venture

The loan due to Equion of $39 million (December 31, 2016 - $10 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of RSRUK and Equion, and the timing of those payments, since December 31, 2016.

7. OTHER ASSETS

	March 31, 2017	December 31, 2016
Decommissioning sinking fund	101	98
Transportation rights[1]	73	75
Other	11	12
Total	185	185

(1)         Net of $35 million accumulated depreciation (December 31, 2016 - $33 million).

8. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2015	19,591	3,392	22,983

Acquisitions and extension	115	1	116
Additions	373	142	515
Disposals and derecognition	(905)	(25)	(930)
Transfers from E&E assets to PP&E	179	(179)	—
Change in decommissioning liabilities	360	(1)	359
Expensed to dry hole	—	(116)	(116)

At December 31, 2016	19,713	3,214	22,927

Additions	117	27	144
Disposals and derecognition	(229)	(130)	(359)
Transfers from E&E assets to PP&E	12	(12)	—
Dry hole expense	—	4	4

At March 31, 2017	19,613	3,103	22,716

Accumulated DD&A
At December 31, 2015	12,302	1,728	14,030

Charge for the period	1,211	—	1,211
Disposals and derecognition	(466)	—	(466)
Transfers from E&E assets to PP&E	46	(46)	—
Impairment, net of reversals	(313)	(5)	(318)

At December 31, 2016	12,780	1,677	14,457

Charge for the period	325	—	325
Disposals and derecognition	(226)	(130)	(356)

At March 31, 2017	12,879	1,547	14,426

Net book value
At March 31, 2017	6,734	1,556	8,290
At December 31, 2016	6,933	1,537	8,470
At December 31, 2015	7,289	1,664	8,953

9. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period	1,110	796
Liabilities incurred during the period	—	216
Liabilities settled during the period	(15)	(39)
Accretion expense (note 10)	12	40
Revisions in estimated cash flows	—	121
Change in discount rate	—	62
Disposals	(8)	(86)
Balance, end of period	1,099	1,110
Expected to be settled within one year	54	60
Expected to be settled in more than one year	1,045	1,050
	1,099	1,110

The provision has been discounted using a weighted average credit-adjusted nominal rate of 4.5% at March 31, 2017 (December 31, 2016 – 4.5%).

10. FINANCE COSTS

	Three months ended March 31,
	2017	2016
Interest on long-term debt	22	34
Interest on loans from related parties	8	4
Miscellaneous interest expense and other fees	3	6
Accretion expense (note 9)	12	10
	45	54

11. LONG-TERM DEBT

	March 31, 2017	December 31, 2016
Debentures and Notes (Unsecured)
US$ denominated	1,086	1,085
UK£ denominated[2]	312	308
Gross debt[1]	1,398	1,393
Less: current portion	(312)	(308)
Long-term debt	1,086	1,085

(1)         Financing costs of $9 million and $10 million have been netted against the individual debt facilities as at March 31, 2017 and December 31, 2016, respectively.

(2)         Includes unrealized foreign exchange loss of $4 million for three months ended March 31, 2017 (March 31, 2016 – $11 million gain).

	March 31, 2017	December 31, 2016
Loans from Related Parties	1,790	1,756

Debentures and Notes

During the three month period ended March 31, 2017, there were no debt repayments or issuances. The current liability consists of $312 million of UK£ denominated debentures.

During the three months ended March 31, 2016, the Company purchased senior notes in principal amount of $601 million. The Company paid the consenting note holders an aggregate of approximately $580 million in cash (including $572 million principal and $8 million accrued interest).

The Company also redeemed for retirement $29 million of notes for total payment of $27 million (including $26 million principal and $1 million accrued interest).

The tender offer and redemption of notes discussed above resulted in a net gain of $26 million, which was recognized in other income on the interim Consolidated Statement of Loss.

Related Party Financing

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria y Gestion Financiera, S.A. (“RTYGF”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. As at March 31, 2017, there were $225 million drawings outstanding under this facility (December 31, 2016 - $261 million). Interest expense related to the facility recognized by the Company during the three month period ended March 31, 2017 was $1 million. In May 2017, the facility agreement was modified to extend the maturity date to June 30, 2020.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. The facility limit was increased to $2.8 billion on December 9, 2015. At March 31, 2017, the Company had $1.6 billion outstanding under this facility (December 31, 2016 - $1.5 billion). Interest expense related to the facility recognized by the Company during the three month period ended March 31, 2017 was $8 million. In May 2017, the facility agreement was modified to extend the maturity date to May 8, 2020.

On June 8, 2016, ROGUSA, a subsidiary of the Company, entered into a $125 million revolving facility with RUSA, a subsidiary of Repsol. The facility matures on June 8, 2017 and bears an interest rate of LIBOR (6 month) plus 1.70%. ROGUSA also provides RUSA an $85 million supplementary revolving facility, with interest rate of LIBOR (1 month). As at March 31, 2017 and December 31, 2016, there were no drawings outstanding under the primary facility. Instead, RUSA had a balance of $83 million payable to ROGUSA under the supplemental facility (December 31, 2016 - $67 million). Interest income related to the facility recognized by the Company during the three month period ended March 31, 2017 was less than $1 million.

In connection with the sale of 20% of the interest in ROGUSA (note 5), Repsol E&P USA Holdings Inc., an indirect subsidiary of the Company, entered into a $502 million loan agreement effective December 31, 2016 with RUSA. The loan receivable matures on June 30, 2017 and bears an interest rate of LIBOR (1 month). As at March 31, 2017, RUSA had a balance of $503 million payable to Repsol E&P USA Holdings Inc. Interest income related to the loan during the three month period ended March 31, 2017 was $1 million. In April 2017, the loan receivable balance from RUSA was amended to $442 million to reflect the final purchase price of 20% interest of ROGUSA (note 5).

12. OTHER LONG-TERM OBLIGATIONS

	March 31, 2017	December 31, 2016
Accrued pension and other post-employment benefits liability	84	83
Deferred credits	42	33
Long-term portion of discounted obligations under finance leases	22	21
Onerous contracts and other provisions	56	58
Long-term lease extension payment	25	25
Other	70	71
	299	291

13. SHARE CAPITAL

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

During the three months ended March 31, 2017, there were no activities relating to the Company’s common shares.

Subsequent to March 31, 2017, RERCI subscribed for $1.5 billion in the Company’s common shares (786,125,654 common shares at $1.91 per share), which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 11).

	Year ended December 31, 2016
Continuity of common shares	Shares	Amount
Balance, beginning of period	1,829,506,342	3,492
Shares issued to parent	4,869,110	9
Balance, end of period	1,834,375,452	3,501

On December 22, 2016, the Company issued 4,869,110 common shares at $1.91 per share to RERCI for proceeds of $9 million.

14. FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities at March 31, 2017 consisted of cash and cash equivalents, accounts receivable, amount due from related party, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, and long-term debt (including the current portion).

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, amount due from related party, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of the Company’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of the Company’s long-term debt (including the current portion and loans from related parties) at March 31, 2017 was $3.2 billion (December 31, 2016 - $3.2 billion), while the carrying value was $3.2 billion (December 31, 2016 - $3.1 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Currency Risk

The Company operates internationally and is therefore exposed to foreign exchange risk. The Company’s primary exposure is from fluctuations in the US$ relative to the C$ and UK£.

The Company manages foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  The Company also manages translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at March 31, 2017, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $2 million in net loss and a $2 million impact on comprehensive loss during the three month period ended March 31, 2017. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

The Company is exposed to interest rate risk principally by virtue of its borrowings including loans from related parties and joint ventures.  Borrowing at floating rates exposes the Company to short-term movements in interest rates.  Borrowing at fixed rates exposes the Company to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In respect of financial instruments existing at March 31, 2017, a 1% increase in interest rates would have resulted in a $2 million increase in net loss and a $2 million impact on comprehensive loss during the three month period ended March 31, 2017.

Credit Risk

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At March 31, 2017, approximately 91% of the Company’s trade accounts receivable was current. The largest single counterparty exposure, accounting for 7% of the total accounts receivable, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties. In addition, 16% of the Company’s accounts receivable was with subsidiaries of the Company’s ultimate parent, Repsol, as a result of the related party transactions disclosed in note 21.

Liquidity Risk

The Company is exposed to liquidity risk, which it mitigates through its management of cash, debt, related party financing and its capital program.

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts and by maintaining appropriate undrawn capacity under related party credit facilities. During 2016 and 2015, the Company entered into three revolving facilities with subsidiaries of its ultimate parent, Repsol, with total borrowing limit of $3.5 billion. As at March 31, 2017, a total of $1.8 billion drawings were outstanding under these facilities. Subsequent to March 31, 2017, RERCI subscribed for 786,125,654 common shares of the Company’s, which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 13). In May 2017, the facility agreement between TEHS and RTYGF was modified to extend the maturity date to June 30, 2020, and the facility agreement between ROGCI and RERCI was modified to extend the maturity date to May 8, 2020.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, all of which are uncommitted.  At March 31, 2017, the Company had $97 million letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations. In addition, there were $108 million letters of credit issued under Repsol’s facilities on behalf of the Company’s subsidiaries.

At March 31, 2017, the Company’s share of RSRUK’s total recorded decommissioning liabilities was $2.6 billion, corresponding to the Company’s 51% participating interest.

RSRUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under DSAs. With the exception of two DSAs which are still required to be negotiated, security posted is on an after-tax basis, following a UK legislation passed in 2013 which provides for the government to guarantee tax relief on decommissioning costs at 50%. As at March 31, 2017, RSRUK’s tax relief guaranteed by the UK government is capped at $1.5 billion, equivalent to RSRUK’s corporate tax paid and recoverable since 2002. At March 31, 2017, RSRUK has $2.7 billion of demand shared facilities in place under which letters of credit of $1.3 billion have been issued. The Company and Repsol guaranteed $120 million and $523 million, respectively, demand letters of credit issued under RSRUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK. The remaining demand letters of credit of $115 million were guaranteed by Addax and $503 million were secured by letters of credit issued by Addax’s banks.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of RSRUK.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available and the cost of that capacity are influenced by the Company’s and Repsol’s investment-grade credit rating.

During 2016, the Company granted a guarantee of £46 million in respect of RSRUK’s pension scheme liabilities.

The Company’s obligation to fund RSRUK is disclosed as part of note 6.

Commodity Price Risk

The Company is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. In prior years, the Company entered into derivative instruments to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

15. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies are as follows:

In August 2012, a portion of the Galley pipeline, in which RSRUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, RSRUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. RSRUK delivered a proof of loss seeking recovery under the insuring agreement of $350 million. To date, the documentation delivered by RSRUK purporting to substantiate its claim does not support coverage. On August 8, 2016, RSRUK served its Request for Arbitration and on September 7, 2016, Oleum served its response. The seat of the arbitration is London, while the law of New York governs the claim for damages and business interruption. The arbitration is currently in the pleadings stage, after which the tribunal will decide on the trial dates, among other procedural matters.

On July 13, 2015, Addax and Sinopec International Petroleum Exploration and Production Corporation (“Sinopec”), filed a “Notice of Arbitration” against ROGCI and Talisman Colombia Holdco Limited (“TCHL”) in connection with the purchase of 49% shares of RSRUK. ROGCI and TCHL filed their response to the Notice of Arbitration on October 1, 2015. On May 25, 2016, Addax and Sinopec filed the Statement of Claim, in which they seek, in the event that their claims were confirmed in their entirety, repayment of their initial investment in RSRUK, which was executed in 2012 through the purchase of 49% of RSRUK from TCHL, a wholly-owned subsidiary of ROGCI, together with any additional investment, past or future, in such company, and further for any loss of opportunity, which they estimate in a total approximate amount of $5.5 billion. The Arbitral Tribunal has decided, among other procedural matters, the bifurcation of the proceedings; the hearing related to liability issues has been scheduled for January 29 to February 20, 2018, and, if necessary, the hearing related to damages will take place at a later date still undecided, although it is likely to be fixed for the beginning of 2019. The Company maintains its opinion that the claims included in the Statement of Claim are without merit.

During 2016, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures. The Company has worked closely with the AER to close this matter. At this time, the company does not expect any enforcement actions that the AER may issue to have a material impact on the Company’s operations.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at December 31, 2016 are as follows:

Canada

Pursuant to administrative proceedings by the Canada Revenue Agency (“CRA”) on the situation of the ROGCI Group of companies based in Canada for the years 2006-2010, a Notice of Reassessment resulting in adjustments to the 2006 tax return under several items was received. The Company does not expect this claim to have a significant impact for the Group. The Company will file the appropriate appeals as it considers some of the item adjustments to be incorrect.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI subsidiaries have in the country. These proceedings are pending a court decision.

Malaysia

The Company’s branches in Malaysia of Repsol Oil & Gas Malaysia Limited, formerly Talisman Malaysia Ltd. and Repsol Oil & Gas Malaysia (PM3) Limited, formerly Talisman Malaysia (PM3) Ltd., had received notifications of additional assessment from the Inland Revenue Board in respect of the years of assessment 2007, 2008 and 2011, disallowing the deduction of certain costs. The appeal was submitted to the Special Commissioners of Petroleum Income Tax (“SCPIT”). Currently the Dispute Resolution Panel of the SCPIT is working with the Company’s external legal consultants for an out of court settlement while the case is waiting to be heard.

Timor-Leste

With respect to administrative proceedings by the authorities of Timor-Leste on the deductibility of certain expenses in income tax by Repsol Oil & Gas Australia (JPDA 06-105) Pty Limited, the authorities have recently withdrawn the pre-assessment questioning.

Commitments

During the three months ended, March 31, 2017, there have been no significant changes in the Company’s expected future commitments, and the timing of those payments.

16. OTHER INCOME

	Three months ended March 31,
	2017	2016
Pipeline and customer treating tariffs	3	4
Investment income	3	—
Net gain on repayment of long-term debt (note 11)	—	26
Marketing and other income	11	17
	17	47

17. OTHER EXPENSES, NET

	Three months ended March 31,
	2017	2016
Foreign exchange gain	—	(5)
Inventory writedowns	—	7
Restructuring	2	13
Onerous contracts and other provisions	3	—
Other miscellaneous	4	8
	9	23

18. INCOME TAXES

Current Income Tax Expense

	Three months ended March 31,
	2017	2016
North America	1	1
Southeast Asia	56	38
Other	7	1
Total	64	40

Deferred Income Tax Recovery

	Three months ended March 31,
	2017	2016
North America	(52)	(93)
Southeast Asia	(1)	(37)
Other	(57)	(15)
Total	(110)	(145)

During the three months ended March 31, 2017, the Company recognized a deferred tax asset relating to net operating losses in the Other segment in the amount of $59 million as income projections show sufficient taxable income to utilize these losses within the carry-forward period.

19. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended March 31,
	2017	2016
Depreciation, depletion and amortization	322	314
Dry hole	(4)	12
Gain on disposals	(7)	—
Deferred income tax recovery	(110)	(145)
Foreign exchange	9	(5)
Income from joint ventures, after tax	(10)	(18)
Loss attributable to non-controlling interest	(7)	—
Other	(2)	(24)
	191	134

Other Cash Flow Information

	Three months ended March 31,
	2017	2016
Cash interest paid	25	38
Cash interest received	1	—
Cash income taxes paid	73	35

20. EMPLOYEE BENEFITS

On December 19, 2016, the Company agreed to purchase annuities for members of the two registered defined benefit plans and liquidated the assets to cash as at December 31, 2016.  During the three months ended March 31, 2017, the Company settled the pension obligation relating to these two plans, with the purchase of annuities by paying a premium to Canada Life Assurance Co. and Great West Life Assurance Co., who assumed all risks of pension obligation and associated payments. The annuities were purchased for C$68 million resulting in a loss of C$2 million due to the settlement.

21. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2017, Repsol Canada Energy Partnership sold to Repsol Energy Canada Limited, a subsidiary of Repsol, approximately 19 trillion British thermal units (“btu”) of natural gas for $40 million. As at March 31, 2017, the amount included in accounts receivable as a result of these transactions was $13 million.

During the three months ended March 31, 2017, ROGUSA sold to Repsol Energy North America Corporation, a subsidiary of Repsol, approximately 32 trillion btu of natural gas for $97 million and additional transport capacity income of $5 million. As at March 31, 2017, the amount included in accounts receivable as a result of these transactions was $30 million.

During the three months ended March 31, 2017, Talisman (Algeria) B.V. sold to Repsol Trading S.A., a subsidiary of Repsol, approximately 0.5 million barrels of Saharan Blend Crude Oil for $27 million. As at March 31, 2017, the amount included in accounts receivable as a result of these transactions was $17 million.

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings (Private) Limited (“Temasek”). Currently, ROGCI’s share of the sale on a daily basis is approximately 75 billion btu. The commitment matures in 2023.  During the three months ended March 31, 2017, the Company’s gas sales to GSPL totaled $33 million (net of royalties and the Company’s share). As at March 31, 2017, the amount included in accounts receivable as a result of this commitment was $27 million.

Other transactions between the Company and subsidiaries of the Company’s parent, Repsol, are disclosed in notes 5, 11 and 13. Related party transactions with joint ventures are disclosed as part of note 6.

22. SEGMENTED INFORMATION

The Company’s activities are conducted in four geographic segments: North America, Southeast Asia, the North Sea, and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and operations in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has operations in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)		Southeast Asia (2)		North Sea (3)		Other (4)		Total
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
(millions of US$)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Revenue
Sales	256	177	242	215	—	—	43	12	541	404
Other income	14	45	2	1	—	—	1	1	17	47
Income (loss) from joint ventures, after tax	—	—	—	—	(8)	20	18	(2)	10	18
Total revenue and other income	270	222	244	216	(8)	20	62	11	568	469
Segmented expenses
Operating	95	96	47	77	—	—	8	9	150	182
Transportation	25	26	2	12	—	—	5	4	32	42
DD&A	241	231	67	73	—	—	14	10	322	314
Dry hole	—	12	(4)	—	—	—	—	—	(4)	12
Exploration	(1)	(1)	10	21	—	—	4	9	13	29
Other	7	24	(1)	(2)	—	—	3	6	9	28
Total segmented expenses	367	388	121	181	—	—	34	38	522	607
Segmented income (loss) before taxes	(97)	(166)	123	35	(8)	20	28	(27)	46	(138)
Non-segmented expenses
General and administrative									54	63
Finance costs									45	54
Currency translation									—	(5)
Gain on disposals									(7)	—
Total non-segmented expenses									92	112
Loss before taxes									(46)	(250)

Capital expenditures
Exploration	25	29	2	1	—	—	3	3	30	33
Development	91	108	18	20	—	—	5	—	114	128
Exploration and development	116	137	20	21	—	—	8	3	144	161
Proceeds on dispositions									(2)	—
Other non-segmented									1	1
Net capital expenditures									143	162

Property, plant and equipment	5,386	5,524	1,154	1,206	—	—	194	203	6,734	6,933
Exploration and evaluation assets	980	969	483	479	—	—	93	89	1,556	1,537
Amount due from related party	586	569	—	—	—	—	—	—	586	569
Goodwill	105	105	152	152	—	—	—	—	257	257
Investments in joint ventures	—	—	—	—	—	—	251	233	251	233
Other	1,449	1,380	515	541	3	3	298	305	2,265	2,229
Segmented assets	8,506	8,547	2,304	2,378	3	3	836	830	11,649	11,758
Non-segmented assets									—	—
Total assets (5)									11,649	11,758
Decommissioning liabilities (5)	690	699	395	398	—	—	14	13	1,099	1,110

	2017	2016
1. North America
Canada	118	103
US	152	119
Total revenue and other income	270	222
Canada	2,374	2,481
US	3,012	3,043
Property, plant and equipment[5]	5,386	5,524
Canada	669	648
US	311	321
Exploration and evaluation assets[5]	980	969

	2017	2016
2. Southeast Asia
Indonesia	152	133
Malaysia	73	57
Vietnam	18	17
Australia	1	9
Total revenue and other income	244	216
Indonesia	450	465
Malaysia	592	615
Vietnam	109	124
Papua New Guinea	3	2
Property, plant and equipment[5]	1,154	1,206
Indonesia	41	39
Malaysia	6	6
Vietnam	205	203
Papua New Guinea	231	231
Exploration and evaluation assets[5]	483	479

	2017	2016
3. North Sea
Income (loss) from RSRUK	(8)	20
Total revenue and other income	(8)	20

(5)  Current period represents balances at March 31, Prior year represents balances at December 31.

(6)  Balances include after-tax equity income from Equion.

	2017	2016
4. Other
Algeria	35	9
Colombia[6]	27	2
Total revenue and other income	62	11
Algeria	129	136
Colombia	65	67
Property, plant and equipment[5]	194	203
Colombia	93	89
Exploration and evaluation assets[5]	93	89

REPSOL OIL & GAS CANADA INC.

Suite 2000, 888 – 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902

E  infocanada@repsol.com

www.repsol.com/ca_en/